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                              April 7, 2024

       Tse Meng Ng
       Chief Executive Officer
       RF Acquisition Corp II
       111 Somerset, #05-07
       Singapore, 238164

                                                        Re: RF Acquisition Corp
II
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2024
                                                            File No. 333-277810

       Dear Tse Meng Ng:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed March 11, 2024

       General

   1. Please revise to disclose where your sponsor is incorporated. Please also expand your disclosure to clarify
whether your sponsor, officers and/or directors are located in, based in, or have significant
ties to China, Hong Kong or Macau.
       Risks Related to Our Possible Business Combination in China, page 9

   2.                                                   We note your statement
that    the securities of a public company may be prohibited from
                                                        trading     if the
United States Public Company Accounting Oversight Board     is unable
                                                        to inspect its auditor
for three consecutive years   .    Please revise to clarify that the
                                                        timeframe that issuers
could face a trading prohibition is two consecutive years.
       Principal Shareholders, page 125

   3. We note that Mr. Wen holds 20% of the sponsor, which holds 93.5% of your shares before
 Tse Meng Ng
RF Acquisition Corp II
April 7, 2024
Page 2
       the offering. Please include Mr. Wen   s ownership interest in the table
or advise us as
       applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastName Tse Meng Ng
                                                            Division of
Corporation Finance
Comapany NameRF Acquisition Corp II
                                                            Office of Real
Estate & Construction
April 7, 2024 Page 2
cc:       Michael J. Blankenship
FirstName LastName